PRESS RELEASE

Genzyme Announces FDA Approval of

Framingham Manufacturing Plant

Paris, France - January 24, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) and its subsidiary Genzyme announced today that the Food and Drug Administration (FDA) has approved its manufacturing plant in Framingham, Mass., for the production of Fabrazyme® (agalsidase beta). This follows the previously announced approval by the European Medicines Agency (EMA) last week.

“We are very pleased with the FDA approval of our Framingham plant as we continue our manufacturing recovery and path forward to serve the Fabry patient community,” said Genzyme’s President and CEO David Meeker. “With this approval, we continue upon our 2012 plan to restore unconstrained supply for all patients globally throughout the course of the year.”

Approval of the Framingham site allows Genzyme to begin the process of returning patients to full dosing (1 mg/kg) levels. Following the EMA approval, Genzyme will begin the process of moving the most severely affected patients in Europe to full dose of Fabrazyme in Q1 2012. Beginning in March, all patients in the U.S. currently on therapy will be returned to full dosing. In addition, the company will begin to transition new patients in the U.S. onto Fabrazyme, at full dosing levels. Globally, the complete return to normal supply levels of Fabrazyme will begin in the second quarter and continue throughout the year as planned, as Genzyme works to obtain all global regulatory approvals throughout the year and to build inventory.

About Genzyme, a Sanofi Company

Genzyme has pioneered the development and delivery of transformative therapies for patients affected by rare and debilitating diseases for over 30 years. We accomplish our goals through world-class research and with the compassion and commitment of our employees. With a focus on rare diseases and multiple sclerosis, we are dedicated to making a positive impact on the lives of the patients and families we serve. That goal guides and inspires us every day. Genzyme’s portfolio of transformative therapies, which are marketed in countries around the world, represents groundbreaking and life-saving advances in medicine. As a Sanofi company, Genzyme benefits from the reach and resources of one of the world’s largest pharmaceutical companies, with a shared commitment to improving the lives of patients. Learn more at www.genzyme.com.

Genzyme® and Fabrazyme® are registered trademarks of Genzyme Corporation. All rights reserved.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Genzyme Media Relations

Lori Gorski

+1 (617) 768-9344

Lori.gorski@genzyme.com

Sanofi Media Relations	Sanofi Investor Relations
Marisol Péron	Sébastien Martel
Tel: +33 (0) 1 53 77 45 02	Tel: +33 (0) 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

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